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Exhibit 99.1

[Draxis Health Inc. Logo]

For Immediate Release
April 8, 2003

DRAXIMAGE and Cytogen Agree to End
BrachySeed Agreements

DRAXIMAGE now marketing BrachySeed® implants
directly to customers in U.S.

        MISSISSAUGA, ONTARIO, April 8, 2003—DRAXIMAGE Inc., the radiopharmaceutical division of DRAXIS Health Inc. (TSX: DAX; Nasdaq: DRAX), has reached an amicable agreement with Cytogen Corporation (Nasdaq: CYTO) for ending both their License and Distribution Agreement and their Product Manufacturing and Supply Agreement for BrachySeed® implants in the United States. BrachySeed® implants are used by oncologists for the treatment of localized prostate cancer, and recently have been used for other localized malignancies in the brain and breast.

        DRAXIMAGE and Cytogen are coordinating efforts for an orderly transition of the brachytherapy business in order to assure that customer service is maintained and that no patient care is disrupted as a result of the changeover. Both companies have no financial or operational obligations remaining between them.

        DRAXIMAGE has established a direct brachytherapy marketing and sales group and is currently marketing its BrachySeed® implants directly to U.S. customers, drawing on the expertise and resources of its well-established customer service system. This system has been providing reliable overnight service to the North American Nuclear Medicine community for more than three decades. The DRAXIMAGE brachytherapy group includes product management, in-house sales/telemarketing, customer service support, secure website ordering and sales representatives in the U.S.

        "Our revised marketing program coupled with the shipment of BrachySeed® implants directly from the manufacturer will position DRAXIMAGE to more effectively compete on the basis of superior product design, quality, service and price to U.S. customers," said Dr. Richard Flanagan, President of DRAXIMAGE Inc.

        The move to the end-user marketing of brachytherapy implants is part of a trend that is now evident throughout the brachytherapy industry in part as a result of a recent change in the reimbursement policy of the U.S. Center for Medicare and Medicaid Services (CMS), whereby the fee for a prostate cancer treatment procedure now includes the cost of implants.

        DRAXIS will recognize the unamortized portion of previously received non-refundable milestone payments in the first quarter of 2003.

About DRAXIMAGE Inc.

        DRAXIMAGE discovers, develops, manufactures and markets diagnostic imaging and therapeutic radiopharmaceuticals for the global marketplace. Products currently marketed by DRAXIMAGE include a line of lyophilized technetium-99m kits used in nuclear imaging procedures, a line of imaging and therapeutic products labeled with a variety of isotopes including radioiodine, and BrachySeed®, a next-generation brachytherapy implant. DRAXIMAGE has several products in late-stage development, including three technetium-99m-based diagnostic imaging products: Fibrimage® for imaging deep vein thrombosis currently in Phase III, Amiscan™ for the early diagnosis of acute myocardial infarct currently in Phase II, and INFECTON™ for imaging infection currently in Phase I.

About DRAXIS Health Inc.

        DRAXIS Health Inc. is a specialty pharmaceutical company focused on the development, production, marketing and distribution of radiopharmaceuticals (DRAXIMAGE) and the provision of pharmaceutical contract manufacturing services, specializing in liquid and freeze-dried injectables and other sterile products (DRAXIS Pharma).

        Except for historical information, this news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 as amended, which involve risk and uncertainties that may cause actual results to differ materially from the statements made. Such factors include, but are not limited to, timely regulatory approval of the Company's products, the ability to obtain and enforce effective patents, the establishment and maintenance of new corporate alliances, compliance with appropriate governmental regulations, and other risks detailed from time-to-time in the Company's filings with the US Securities and Exchange Commission and Canadian securities authorities. The Company does not undertake to update such forward-looking statements to reflect new information, later events or developments.

FOR FURTHER INFORMATION PLEASE CONTACT:

For Canada: Jerry Ormiston DRAXIS Health Inc. Phone: 877-441-1984 Fax: 905-677-5494	For United States: Gino De Jesus / Dian Griesel, Ph.D. The Investor Relations Group Phone: 212-825-3210 Fax: 212-825-3229

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  Exhibit 99.1